UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 16, 2021

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RELEVANT INFORMATION

Betterware de Mexico, S.A.B. de C.V. (Nasdaq: BWMX) (“Betterware”) announces the First Summon to a General Ordinary and Extraordinary Shareholders’ Meeting, to be held on August 2, 2021.

The purpose of this Report on Form 6-K is to furnish a free English translation of the Shareholders’ Meeting Agenda and of the form of Power of Attorney that shareholders can use to be represented at the meeting.

Investor Relations Contacts

Investor Relations

ir@better.com.mx

+52 (33) 3836 0500

About Betterware

Founded in 1995, Betterware is a direct-to-consumer company in Mexico. Betterware is focused on the home solutions and organization segment, with a wide product portfolio for daily solutions including organization, kitchen and food preservation containers, smart furniture, among others. Betterware has a distribution network of over 500,000 active distributors and associates, who serve approximately 3,000,000 households in more than 800 communities throughout Mexico. Its main distribution center is located in Guadalajara, Mexico.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

	By:	/s/ Luis Campos
Name: Luis Campos
Date: July 16, 2021	Title: Board Chairman

Exhibit Index

Exhibit No.	Description
99.1	Agenda for the General Ordinary and Extraordinary Shareholders Meeting
99.2	Form of Power of Attorney